JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
ATTORNEYS AND COUNSELLORS AT LAW

E. D. ARMSTRONG III BRUCE H. BOKOR JOHN R. BONNER, SR.* GUY M. BURNS JONATHAN S. COLEMAN MICHAEL T. CRONIN ELIZABETH J. DANIELS BECKY FERRELL-ANTON COLLEEN M. FLYNN RINAT HADAS	MARION HALE SCOTT C. ILGENFRITZ FRANK R. JAKES TIMOTHY A. JOHNSON, JR. SHARON E. KRICK ROGER A. LARSON ANGELINA E. LIM MICHAEL G. LITTLE CHIH-PIN LU* MICHAEL C. MARKHAM	ZACHARY D. MESSA A. R. “CHARLIE” NEAL TROY J. PERDUE BRETON H. PERMESLY F. WALLACE POPE, JR. ROBERT V. POTTER, JR. AUDREY B. RAUCHWAY JENNIFER A. REH DARRYL R. RICHARDS PETER A. RIVELLINI	DENNIS G. RUPPEL* CHARLES A. SAMARKOS JOAN M. VECCHIOLI STEVEN H. WEINBERGER JOSEPH J. WEISSMAN STEVEN A. WILLIAMSON *OF COUNSEL

PLEASE REPLY TO CLEARWATER

FILE NO. 41629.111581

March 21, 2006

VIA FACSIMILE/EDGAR FILING
Ms. Jessica Barberich
Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	VillageEDOCS Form 10-KSB/A for Fiscal Year Ended March 31, 2004 Forms 10-QSB for Fiscal Quarters Ended March 31, 2005, June 30, 2005, and September 30, 2005 File No. 000-31395

Dear Ms. Barberich:

        This letter is written in response to the staff’s comment letter dated March 10, 2006 and our subsequent telephone conversations.

        It is my understanding that VillageEDOCS will be amending the subject Form 10-KSB/A for fiscal year ended December 31, 2004 and Forms 10-QSB for fiscal quarters ended March 31, 2005, June 30, 2005 and September 30, 2005 in response to the staff’s comment letter.

        As I indicated to you in my telephone message, the issuer is in the process of quantifying the effects of EITF 00-19 on a quarterly basis. It is my understanding that this exercise should be completed by the end of the week. Please appreciate that this is a rather complicated exercise.

        As I also indicated, the audit committee and the board are having meetings next Tuesday at which time management will make a presentation regarding the restatement and seek approval to restate the subject financial statements. In accordance with Item 4.2 of Form 8-K, the registrant will promptly file a Form 8-K after management presents this matter to the board for their approval.

CLEARWATER OFFICE 911 CHESTNUT ST. POST OFFICE BOX 1368 (ZIP 33757-1368) CLEARWATER, FLORIDA 33756-5643 TELEPHONE: (727) 461-1818 TELECOPIER: (727) 441-8617	TAMPA OFFICE 403 EAST MADISON STREET SUITE 400 POST OFFICE BOX 1100 (ZIP 33601-1100) TAMPA, FLORIDA 33602 TELEPHONE: (813) 225-2500 TELECOPIER: (813) 223-7118

JOHNSON, POPE, BOKOR, RUPPEL & BURNS, LLP
ATTORNEYS AND COUNSELLORS AT LAW

Ms. Jessica Barberich
Staff Accountant
U.S. Securities and Exchange Commission
March 21, 2006

        It is my understanding that as soon as possible after the board meeting the issuer will respond to the staff’s comment letter with a supporting spreadsheet quantifying the adjustments.

        As always, I appreciate the staff’s assistance and response in this matter.

Very truly yours, /s/ Michael T. Cronin Michael T. Cronin

MTC/ej/370588
cc:	Mason Conner Michael Richard